UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940
 ____________________________

Deferred Profit-Sharing Plan for Salaried Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5
Notes to Financial Statements	6

Supplemental Schedules*
Schedule H - Line 4a - Schedule of Delinquent Participant Contributions	17
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator of the Deferred Profit-Sharing Plan for Salaried Employees:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental schedules of Delinquent Participant Contributions and Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedules of Delinquent Participant Contributions and Assets (Held at End of Year) are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 20, 2017

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2016	2015
Investments at fair value:
Investment in Master Trust A	$1,599,310	$1,550,270
Investment in Master Trust B	2,018,007	1,860,290
Investments at fair value	3,617,317	3,410,560
Investments at contract value:
Investment in Master Trust A for fully benefit-responsive investment contracts	536,849	571,943
Total investments	4,154,166	3,982,503
Receivables:
Employer’s contribution	59,207	52,856
Notes receivable from participants	31,475	32,576
Total receivables	90,682	85,432

Net assets available for benefits	$4,244,848	$4,067,935

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2016
Additions to net assets attributed to:
Investment income:
Investment income from Master Trust A	$154,623
Investment income from Master Trust B	309,797
Total investment income	464,420

Interest income on notes receivable from participants	1,322

Contributions to the Plan:
By employer	65,927
By participants	50,356
Total contributions	116,283

Total additions	582,025

Deductions from net assets attributed to:
Withdrawals and distributions	(405,902)

Total deductions	(405,902)

Net increase prior to transfers	176,123

Transfer from the Hourly Plan	806
Transfer to the Hourly Plan	(16)

Net increase	176,913

Net assets available for benefits:
Beginning of year	4,067,935
End of year	$4,244,848

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible employees, as discussed below in Plan Participation, of Altria Group, Inc. and certain of its subsidiaries (individually, a “Participating Company”; collectively, the “Participating Companies”). The Plan is designed to provide eligible employees with company contributions, the opportunity for employees to make contributions on a before-tax and/or after-tax basis, company match contributions on employee contributions for Match-Eligible Participants and SMWE Match-Eligible Participants (as such terms are defined below), and tax-advantaged investment of the Plan accounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “Kraft Heinz Stock Investment Option”, formerly the “KFG Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (collectively, the “Common Stocks”). See discussion of the merger of Kraft Foods Group, Inc. and H.J. Heinz Holding Corporation (“Heinz”) in Investment Options below. Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s hire date and Participating Company affiliation, as follows:

•	“Non-Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution):

o	Salaried employees other than Match-Eligible Participants and SMWE Match-Eligible Participants, as defined below;

•	“Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions):

o	Salaried employees of certain subsidiaries of UST LLC and salaried employees of John Middleton Co., and

o	Salaried employees of all other Participating Companies (except SMWE Match-Eligible Participants) hired or rehired after a date specific to their employee group, as defined in the Plan document; and

•	“SMWE Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):

o	Non-agricultural employees of Ste. Michelle Wine Estates Ltd. and its affiliates (“SMWE”) who are not represented by a collective bargaining unit.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

Employee Contributions
Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the amount of before-tax contributions for a calendar year. A participant’s before-tax contribution was limited to $18,000 in 2016 and 2015 with a Plan limitation of thirty-five percent (35%) of eligible compensation on the total amount of before-tax and after-tax contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2016 and 2015, the catch-up contribution was limited to $6,000.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – In general, the formula to compute the company contribution for participants, other than SMWE Match-Eligible Participants, who have completed twenty-four months of service (twelve months in the case of a Match-Eligible Participant) is as follows:

	Target adjusted diluted EPS growth rate *
If Altria Group, Inc.’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria Group, Inc., generally in late January of each year.
The Plan provides, in the event of a Change of Control (as defined in the Plan document) of Altria Group, Inc., for a company contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan as a company contribution for the year prior to the year in which the Change of Control occurs, or (b) ten percent (10%) of the participants’ applicable compensation.
Supplemental company contribution – A supplemental company contribution is made on behalf of Match-Eligible Participants equal to five percent (5%) of each such eligible participant’s compensation.
Limit on company and supplemental company contribution – The aggregate company and supplemental company contribution to the Plan cannot exceed three percent (3%) of Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Hourly Employees (the “Hourly Plan”) proportionately based on the aggregate compensation of eligible participants in each plan.
Company match contributions – Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing 90 days of service will receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

SMWE Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing one year of service will receive company match contributions of $0.50 for each dollar, up to the first six percent (6%) of eligible compensation that is contributed for a payroll period.
Participant Accounts
Each participant’s Plan accounts are credited with any employee and employer contributions and the allocated share of the investment activities for each investment option in which he or she participates.
Vesting
Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a common/collective trust.
On July 2, 2015, Kraft Foods Group, Inc. merged with and into a wholly owned subsidiary of Heinz, which was then renamed The Kraft Heinz Company. Plan participants who were invested in the KFG Stock Investment Option received, immediately prior to the merger, a special cash dividend of $16.50 for each share of Kraft Foods Group, Inc. stock (“KFG Stock”) held in the participant’s Plan account and received, upon the merger, one share of Kraft Heinz Stock for each share of KFG Stock held in the participant’s Plan account. The special cash dividend was invested based on the participant’s investment elections in the Plan. The KFG Stock Investment Option was renamed the Kraft Heinz Stock Investment Option.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the Kraft Heinz Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and Kraft Heinz Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2016 were approximately $17 million. Altria Stock dividends payable in cash directly to participants as of December 31, 2016 and 2015 were each approximately $4 million.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with certain assets of the Hourly Plan and all assets of the Savings Plan for Puerto Rico Employees, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with certain assets of the Hourly Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request. Loan repayment periods are up to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
On January 1, 2016, Plan management retrospectively adopted Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU No. 2015-07”), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. As a result of the adoption, certain investments have not been classified by level in the fair value table in Note 5 - Fair Value Measurements (“Note 5”) but are disclosed to permit reconciliation to the fair value of Master Trust A investment assets. Certain investments in the fair value table at December 31, 2015 have been reclassified to conform with the current year’s presentation.
On January 1, 2016, Plan management retrospectively adopted Part I and Part II of ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (“ASU No. 2015-12”). Part I of ASU No. 2015-12 requires fully benefit-responsive investments to be measured, presented and disclosed at contract value (previously presented at fair value). As a result of the adoption, these investments are presented separately at contract value in the Statement of Net Assets Available for Benefits and Note 3 - Master Trust A Investments (“Note 3”). Part II of ASU No. 2015-12 simplifies certain disclosure requirements for plan investments. As a result of the adoption, disaggregation of investment activities and disclosure of the Plan’s interest representing greater than 5% of Plan net assets have been eliminated from both Note 3 and Note 4 - Master Trust B Investments. Additionally, the fair value of investments has been presented in aggregate by general investment type in Note 5; disaggregation by nature, characteristics and risks is no longer required. Part III of ASU No. 2015-12 is not applicable to the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Master Trust Reporting that clarifies certain presentation and disclosure requirements for employee benefit plans that hold interests in master trusts. The ASU is effective for fiscal years beginning after December 15, 2018; however, early adoption is permitted. The amendments must be applied retrospectively to all periods presented. Plan management is in the process of evaluating the impact of this guidance on the Plan’s financial statements and related disclosures.
Risks and Uncertainties
The Plan offers diversified investment options in investment securities, other than the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Valuation of Investment in Master Trusts
The Plan’s investment in the Master Trusts and share of investment activities are based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. See Note 5 for a detailed discussion of fair value measurements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants generally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for a detailed discussion of fully benefit-responsive investment contracts.
Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.
Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks) and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

3.	Master Trust A Investments

At December 31, 2016 and 2015, the Plan’s interest in the net assets of Master Trust A was approximately 83%.
At December 31, 2016 and 2015, the net assets of Master Trust A were as follows (in thousands of dollars):

	2016	2015
Investments at fair value:
Common/collective trusts	$1,307,421	$1,246,549
Registered investment companies	327,235	315,312
Government securities	142,874	151,500
Other	28,783	23,114
Investments at fair value	1,806,313	1,736,475
Investments at contract value:
Fully benefit-responsive investment contracts	749,856	799,701
Total Investments	2,556,169	2,536,176

Receivables:
Interest and dividend income	289	192
Transfer from Master Trust B (1)	—	15,624

Net assets	$2,556,458	$2,551,992

(1) The Fidelity Retirement Money Market Portfolio, also known as the Conduit Fund, was eliminated effective December 31, 2015. Participant balances in this fund at December 31, 2015 were automatically transferred into the Balanced Fund Investment Option.

Master Trust A investment activities for the year ended December 31, 2016 were as follows (in thousands of dollars):

Interest and dividends	$30,528
Net appreciation in fair value of investments	143,939
Investment income, net	$174,467
As discussed in Note 2 - Summary of Significant Accounting Policies - Valuation of Investments in Master Trusts, the Plan’s investment in Master Trust A and share of investment activities are based upon the total of the participants' Plan accounts. Certain transactions in process at year-end may result in differences between Master Trust A net assets and the total of the participants’ Plan accounts. These differences were not material as of December 31, 2016 and 2015.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund.
A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. The interest rates for traditional GICs are either agreed to in advance with the issuer or vary based on agreed formulas, but cannot be less than zero. Master Trust A had no traditional GICs as of December 31, 2016 or 2015.

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NOTES TO THE FINANCIAL STATEMENTS

A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value. The contract value of the synthetic GICs was approximately $750 million and $800 million at December 31, 2016 and 2015, respectively.
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not cured within the applicable period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; or failure to adhere to investment guidelines.

4.	Master Trust B Investments
At December 31, 2016 and 2015, the Plan’s interest in the net assets of Master Trust B was approximately 70%.
At December 31, 2016 and 2015, the net assets of Master Trust B were as follows (in thousands of dollars):

	2016	2015
Investments at fair value:
Common stocks:
Altria Stock	$2,183,941	$1,913,458
PMI Stock	527,709	573,947
Mondelēz Stock	81,839	94,537
Kraft Heinz Stock (1)	54,679	51,734
Cash and cash equivalents	23	19
Total investments at fair value	2,848,191	2,633,695

Receivable - dividend income	17,946	18,451

Net assets	$2,866,137	$2,652,146
Master Trust B investment activities for the year ended December 31, 2016 were as follows (in thousands of dollars):

Dividends on common stocks	$104,267
Net appreciation in common stocks	345,056
Investment income	$449,323

(1) See discussion of the merger of Kraft Foods Group, Inc. and Heinz in Note 1 - Description of the Plan - Investment Options.

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NOTES TO THE FINANCIAL STATEMENTS

5.	Fair Value Measurements
FASB authoritative guidance provides a framework for measuring fair value. This framework provides a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for investments measured at fair value.
There were no Level 3 holdings or transactions in the Master Trusts’ investment assets at December 31, 2016 and 2015.
Registered Investment Companies
Investments in registered investment companies are valued at the closing NAV publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.
Cash & Cash Equivalents
Cash and cash equivalents are valued at cost that approximates fair value.
The methods described above are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Common/Collective Trusts
Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common/collective trust investments include equity index funds and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, MSCI Europe, Australasia, and the Far East Index, and Barclays US Aggregate Bond Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the NAV, which is provided by the investment account manager as a practical expedient to estimate fair value. In accordance with ASU 2015-07, these investments have not been classified by level but are disclosed to permit reconciliation to the fair value of Master Trust A investment assets.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2016 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$327,235	$—	$327,235
Government securities	—	142,874	142,874
Other	—	28,783	28,783

	$327,235	$171,657	498,892
Investments measured at NAV as a practical expedient for fair value:
Common/collective trusts			1,307,421

Total Master Trust A investments at fair value			$1,806,313

Master Trust B
Common stocks	$2,848,168	$—	$2,848,168
Cash and cash equivalents	23	—	23

Total Master Trust B investments at fair value	$2,848,191	$—	$2,848,191

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2015 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$315,312	$—	$315,312
Government securities	—	151,500	151,500
Other	—	23,114	23,114

	$315,312	$174,614	489,926
Investments measured at NAV as a practical expedient for fair value:
Common/collective trusts			1,246,549

Total Master Trust A investments at fair value			$1,736,475

Master Trust B
Common stocks	$2,633,676	$—	$2,633,676
Cash and cash equivalents	19	—	19

Total Master Trust B investments at fair value	$2,633,695	$—	$2,633,695

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes additional disclosures related to Master Trust A investments measured at NAV as a practical expedient to estimate fair value as of December 31, 2016 and 2015 (in thousands of dollars):

	Fair Value
Common/Collective Trusts	2016	2015	Redemption Frequency	Redemption Notice Period
U.S. equity index	$892,929	$860,968	Daily	None
International equity index	$134,978	$140,164	Daily	None
Balanced fund	$279,514	$245,417	Daily	2 trade days

6.	Related Party Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2016 and 2015, Master Trust B participant purchases of Altria Stock were approximately $633 million and $533 million, respectively, and participant sales of Altria Stock were approximately $673 million and $528 million, respectively. For the year ended December 31, 2016, Master Trust B earned approximately $387 million related to dividends and net appreciation from the investment in Altria Stock. Master Trust A investments include common/collective trusts managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these common/collective trusts was approximately $525 million and $487 million as of December 31, 2016 and 2015, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Termination
The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the annual cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated May 11, 2017, the Internal Revenue Service (“IRS”) has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code and the related Master Trusts are, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO THE FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of the investment in Master Trust A and the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2016 and 2015 (in thousands of dollars):

	2016	2015
Investment in Master Trust A at fair value	$1,599,310	$1,550,270
Investment in Master Trust A for fully benefit-responsive investment contracts at contract value	536,849	571,943
	2,136,159	2,122,213
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,108	9,898
Total investment in Master Trust A at fair value per the Form 5500	$2,143,267	$2,132,111

	2016	2015
Net assets available for benefits per the financial statements	$4,244,848	$4,067,935
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,108	9,898
Net assets available for benefits per the Form 5500	$4,251,956	$4,077,833

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016 (in thousands of dollars):

2016
Change in net assets available for benefits per the financial statements	$176,913
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	(2,790)
Change in net assets available for benefits per the Form 5500	$174,123

Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments Are Included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$73 (1)		$73 (1)

(1) Represents delinquent payment as of 12/31/15 that was fully corrected in 2016.

Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$2,143,266,590

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$2,018,006,863

*	Notes receivable from participants	Interest rates range from 3.25% to 9.50% Maturity dates through 2042	n/a	$31,475,244
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation, Benefits and HR Services of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

By	/s/ SCOTT D. SCOFIELD
Scott D. Scofield, Vice President, Compensation, Benefits and HR Services, Altria Client Services LLC
Date: June 20, 2017